CONFIDENTIAL TREATMENT FOR REFERENCED MATERIALS REQUESTED BY SCHLUMBERGER LIMITED

FOIA CONFIDENTIAL TREATMENT REQUESTED FOR REFERENCED MATERIALS

SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe

Houston, Texas 77056

June 22, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Schlumberger Limited (Schlumberger N.V.)
Registration Statement on Form S-4
Filed April 27, 2010
File No. 333-166326

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 5, 2010
File No. 1-04601

This memorandum sets forth responses of Schlumberger Limited (Schlumberger N.V.) (the “Company”) to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 28, 2010 with respect to the Company’s Registration Statement on Form S-4 (File No. 333-166326) and its Form 10-K for the Fiscal Year Ended December 31, 2009 (File No. 1-04601) (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form S-4

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors, page 6

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks…, page 8

1.

We note from disclosure on page 8 that you conduct operations in Cuba, Iran, Syria and Sudan. Please describe to us the transactions, contracts, agreements and understandings you have entered into with Cuba, Iran, Syria and Sudan since your letter to us of April 8, 2009 and provide us with an updated materiality analysis of your contacts with these countries individually and in the aggregate, and whether these contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba, Iran, Sudan

CONFIDENTIAL TREATMENT FOR REFERENCED MATERIALS REQUESTED BY SCHLUMBERGER LIMITED

FOIA CONFIDENTIAL TREATMENT REQUESTED FOR REFERENCED MATERIALS

and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

Response: As stated in our April 8, 2009 letter to the Staff, Schlumberger’s business activities in Cuba, Iran, Syria and Sudan (the “Listed Countries”) consist solely of providing oilfield services. The nature and scope of these services in the Listed Countries has not changed in any material respect since our April 8, 2009 letter to the Staff.

We continue to believe that our operations and associated risks in the Listed Countries are not material in either a quantitative or qualitative sense, based on the analysis in the schedule furnished with this memorandum and for the reasons set forth herein.

Pursuant to Rules 418 and 12b-4, we are supplementally furnishing a schedule setting forth the revenues, assets and liabilities associated with the Listed Countries. We hereby request that the schedule be returned to us upon completion of your review, and that, pending its return, the schedule (but not, for the avoidance of doubt, the responses set forth in this memorandum) be withheld from release as containing competitively sensitive, proprietary business information of Schlumberger.

In addition to the small relative size of the Company’s operations in the Listed Countries, the Company believes that the significant geographic diversification of its worldwide activities reduces the risk that the loss of operations in any one country would be material to the Company’s operations taken as a whole.

Our management believes that our shareholders and other investors understand and expect that, as an oilfield services company, we will pursue sound business opportunities in hydrocarbon-producing countries around the world, provided that we do so lawfully and in a manner that is protective of our personnel, assets and overall financial condition.

Our Annual Report on Form 10-K for the year ended December 31, 2009 clearly discloses that we operate in these Listed Countries and are subject to risks associated with operations in the Listed Countries, and that these Listed Countries are subject to trade and economic sanctions or other restrictions imposed by the United States and other governments or organizations (this information has been disclosed in our Annual Reports on Form 10-K for each of the last three years). Furthermore, we also disclose that we are subject to risks related to investment in our common stock in connection with certain U.S. State divestment or investment limitation legislation applicable to companies with operations in those countries and similar actions by some private investors, which could adversely affect the market for our common stock (this information has also been disclosed in our Annual Reports on Form 10-K for each of the last three years).

Even though we continue to believe that our operations and associated risks in the Listed Countries are not material in either a quantitative or qualitative sense, we believe that our disclosures provide a reasonable investor with the necessary qualitative factors that such an investor would deem important in making an investment decision, including the potential impact of our corporate activities on our reputation and share value.

CONFIDENTIAL TREATMENT FOR REFERENCED MATERIALS REQUESTED BY SCHLUMBERGER LIMITED

FOIA CONFIDENTIAL TREATMENT REQUESTED FOR REFERENCED MATERIALS

2.	Please describe to us the nature of the activities underlying the grand jury investigation and regulatory inquiry with respect to your operations in certain of these countries.

Response: As disclosed in our prior filings, the activities of some of the Company’s subsidiaries in certain countries subject to US economic sanctions are the subject of a grand jury investigation and associated regulatory inquiry. The investigation and associated inquiry are focused on whether such subsidiaries complied with US legal requirements related to operations in those countries, including the requirements related to the re-export of certain US-origin equipment (including the ADN tool and its radioactive sources discussed in our April 8, 2009 response letter to the Staff) to affiliates in those countries for use in operations there.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By copy of this memorandum, we are requesting that the Freedom of Information Act officer accord the supplemental schedules furnished pursuant to this memorandum (but not, for the avoidance of doubt, the responses set forth in this memorandum) confidential treatment under the Commission’s rules.

If you have any questions or need additional information, please contact Saul Laureles, Senior Counsel—Corporate of Schlumberger Limited, at (713) 375-3495 or J. David Kirkland, Jr. of Baker Botts L.L.P. at (713) 229-1101.

cc:	Office of Freedom of Information and Privacy Act Operations

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